April 28, 2014

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549

Re:        Separate Account VUL-3 of Transamerica Life Insurance Company
Pre-Effective Amendment No. 2 to Registration Statement
on Form N-6 for the Transamerica JourneySM  policy
File Nos. 333-192793; 811-09715

CIK No. 0001100102

To the Commission:

Pursuant to Rule 461 under the Securities Act of 1933, the undersigned, as Registrant and Principal Underwriter for the Transamerica JourneySM variable life insurance policy (the "Policy") of the Registrant, hereby requests acceleration of the effective date of the above-referenced Registration Statement filed on Form N-6 to on or before April 30, 2014, or as soon thereafter as reasonably practicable.

Separate Account VUL-3
(Registrant)

By: TRANSAMERICA LIFE INSURANCE COMPANY (“TLIC”)

TRANSAMERICA CAPITAL, INC. (“TCI”)
(Principal Underwriter)

/s/ Arthur D. Woods
Arthur D. Woods
Vice President and Counsel of TLIC
Assistant Vice President of TCI